Exhibit 99.7

YD Bio Limited Reports Unaudited Half Year 2025 Financial Results

TAIWAN, Sep. 30, 2025 (GLOBE NEWSWIRE) -- YD Bio Limited (“YD Bio Ltd” or the “Company”) (Nasdaq: YDES), a biotechnology company advancing DNA methylation-based cancer detection technology and ophthalmologic innovations, today announced its unaudited financial results for the six months ended June 30, 2025.

Management Commentary

“With the closing of our business combination with Breeze Holdings Acquisition Corp. (“Breeze Holdings’) in August and the concurrent closing of a private investment in public equity financing, securing $13.2 million in gross proceeds to support our wholly-owned subsidiary YD Biopharma Limited (“YD Biopharma”)’s liquidity and capital resources, we are now a publicly traded biotech platform with the capital and structure needed to accelerate innovation,” said Dr. Ethan Shen, Chairman of the Board and CEO of YD Bio Ltd.

“Despite a slight decrease in net revenue, we managed to continue investing in general and administrative functions and R&D to expand capacity. We also advanced two licensed patents to execute growth strategy during the reporting period.”

“Our vision remains to deliver minimally invasive, early cancer detection globally and pioneer regenerative ophthalmology therapies. As previously announced, through exclusive licensing with EG BioMed Co., Ltd. (“EG BioMed”), we’ve launched a DNA methylation-based pancreatic cancer screening LDT and will introduce a breast cancer recurrence monitoring LDT later this year. In partnership with 3D Global Biotech Inc. (“3D Global”), we are preparing corneal stem-cell and exosome-based treatments for dry eye, glaucoma and corneal injury, with clinical trials slated for 2027. Simultaneously, our proven track record as a supplier of investigational drugs and ancillary materials underpins a robust clinical-trial services business.”

“We believe YD Bio Limited is positioned to capture a share of the multibillion-dollar oncology diagnostics, ocular therapeutics and clinical-trial services markets. Our strengthened balance sheet, public-market profile and diversified pipeline set the stage for sustainable revenue growth, margin expansion and long-term value creation for patients, partners and shareholders,” Dr. Shen said.

YD Biopharma’s Half Year 2025 Financial Results

YD Biopharma’s vision is to deliver early cancer detection globally, offering patients additional less invasive treatment options. It will focus on product development, equipment upgrades, and capacity expansion to meet customer quality and volume standards. YD Biopharma plans to achieve this through new products, acquisitions, licensing, proprietary medical-industry IP, and investments in global manufacturing processes. YD Biopharma will also grow its IP portfolio’s value to support worldwide product licensure.

Net Revenue

Net revenue fell by $20,973, or 9%, to $204,007 for the six months ended June 30, 2025, from $224,980 in the prior year. The top five products accounted for 56% of total revenue during the first half year of 2025, and the decline in net revenue was due to a change in product mix.

Top five individual products by revenue for the six months ended June 30, 2025:

Keytruda injection (Drugs)	$42,503
Exolens Hioxifilcon (Contact lenses)	35,000
Pharmorubicin Injection (Drugs)	17,938
12-Lead Electrocardiograph (Medical and related products)	10,048
Solu-Medrol Injection (Drugs)	8,478
Subtotal	$113,967

Top five individual products by revenue for the six months ended June 30, 2024:

PVA Eye Cleansing Wipes (Medical and related products)	$49,077
Keytruda injection (Drugs)	24,837
Fluorescence Cell Counter and Viability Analyzer (Medical and related products)	23,326
Giotrif Film-Coated Tablets (Medical and related products)	14,915
Faslodex Solution for injection (Drugs)	14,175
Subtotal	$128,330

Cost of Revenue

Cost of revenue declined by $20,668, or 13%, to $135,212 for the six months ended June 30, 2025, from $155,880 a year earlier, reflecting primarily the 9% drop in net revenue. Cost of revenue consists mainly of purchase costs of products for resale.

Gross Profit

Gross profit was unchanged at $69,000 for the six months ended June 30, 2025 and 2024. We believe that, as we will grow net revenue through new markets and expanded distribution, our gross profit will also increase. We plan to accomplish this through the following:

●	improving resale product and raw material sources;

●	increasing and diversifying our customer base;

●	introducing new product lines and subcontractors with higher margins;

●	commencing new cancer early detection services;

●	establishing additional licensing agreements;

●	reducing component costs through greater purchasing power and scalability; and

●	expanding strategic relationships with component providers.

Operating Expenses

Operating expenses totaled $2.0 million for the six months ended June 30, 2025, up $1.8 million from $262,264 in the prior period, driven by $1.0 million in general and administrative fees for expansion and restructuring and $0.8 million in research and development expenses for two licensed patents and know-how.

Net Loss

YD Biopharma has operated primarily as a development stage company since its formation. Net loss was $1.9 million for the six months ended June 30, 2025, compared to $0.17 million in the prior period, driven by higher professional and consultancy fees incurred in connection with our business combination with Breeze   Holdings, R&D expenses, and staff costs linked to business expansion.

Cash and Cash Equivalents

Cash and cash equivalents including unrestricted cash with maturities of three months or less stood at $469,520 as of June 30, 2025, down from $3,132,298 at December 31, 2024, primarily due to general and administrative expenses and R&D spending.

Major Developments

YD Biopharma advanced ocular therapies via a 3D Global license for corneal mesenchymal stem cells and exosomes, supporting an IRB-approved corneal specimen study at Shuang-Ho Hospital. In 2025, It initiated clinical trial applications for exosome-based contact lenses and artificial tears for dry eye.

YD Biopharma is also expanding into oncology diagnostics through EG BioMed. In June 2024, it secured patents, technology, and U.S. market authorization for high-accuracy pancreatic cancer methylation detection, with plans for a U.S. independent lab and healthcare partnerships. On September 30, 2024, it signed an exclusive license for breast cancer detection across the U.S., Europe, and Asia, with a 20% revenue royalty to EG BioMed, for 20 years with automatic 5-year renewal.

About YD Bio Limited

YD Bio Limited is a biotechnology company focused on advancing clinical trials, new drug development, cancer prevention diagnostics, stem cell and exosome therapies with the potential to transform the treatment of diseases with high unmet medical need. The Company is committed to improving patient outcomes through scientific innovation and precision medicine. In addition to its R&D efforts, YD Bio Limited is a recognized supplier of clinical trial drugs and has expanded into the development and distribution of post-market auxiliary products. For more information, please visit the Company’s website: ir.ydesgroup.com

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, YD Bio’s business plan and outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on YD Bio’s current expectations and projections about future events that YD Bio believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. YD Bio undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although YD Bio believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and YD Bio cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in YD Bio’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

YD Bio Limited
Investor Relations
Email: investor@ydesgroup.com

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